Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2008	2007	2006	2005	2004

Income from continuing operations before income taxes	$140,455	$110,480	$70,386	$64,136	$38,935

Fixed charges [1]
Interest expense	29,922	35,299	21,288	18,157	17,330
Amortization of debt issuance cost	—	—	172	56	56
Interest included in rental expense	5,211	4,134	3,089	2,734	2,465

Total	$35,133	$39,433	$24,549	$20,947	$19,851

Earnings [2]	$175,588	$149,913	$94,935	$85,083	$58,786

Ratio of earnings available to cover fixed charges	5.0	3.8	3.9	4.1	3.0

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.